BD 3/12 *

09056734

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 67055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SecondMarket, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway, 12th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Silbert — (212) 668-5920
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual. state last. first. middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SM

OATH OR AFFIRMATION

I, Barry Silbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SecondMarket, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

SCOTT B PASSET
NOTARY PUBLIC
STATE OF NEW YORK

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECONDMARKET, INC.

(FORMERLY GREEN DRAKE CAPITAL CORP.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SECONDMARKET, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
SecondMarket, Inc.

We have audited the accompanying statement of financial condition of SecondMarket, Inc. (the "Company") (formerly Green Drake Capital Corp.) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SecondMarket, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2009

SECONDMARKET, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 9,100,690
Receivable from clearing broker	160,685
Commission receivable	150,000
Securities owned, at fair value	123,477
Securities receivable, at fair value	47,356
Property and equipment, net	800,320
Due from affiliates	86,950
Deferred taxes asset	40,550
Prepaid expenses and other assets	273,191
	$ 10,783,219
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 3,047,384
Income taxes payable	2,277,700
Total liabilities	5,325,084
Stockholder's equity	
Common stock - authorized, 100,000 shares of $.01 par value; 100,000 shares issued and outstanding	1,000
Additional paid-in capital	996,527
Retained earnings	4,460,608
Total stockholder's equity	5,458,135
	$ 10,783,219

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of business

SecondMarket, Inc. ("the Company") (formerly Green Drake Capital Corp.) is a corporation formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member enforcement and arbitration functions of the New York Stock Exchange. The Company's primary business is engaging in the sale of securities including but not limited to, restricted securities and engaging in private placements of securities. The Company was approved to commence business operations as a broker-dealer on March 22, 2006. The Company is a wholly owned subsidiary of RST Group, Inc (the "Parent").

Revenue recognition

Fee income is recognized from private placements and restricted securities transactions when the transaction is complete and the related fees are realized. Commission income and related expense are recognized on a trade date basis. Stock purchase warrants received for publicly traded companies as placement fee commissions are valued at estimated fair value using the Black-Scholes option pricing model. Stock purchase warrants received for privately held companies for which there is no market for the underlying stock are valued at $1.

Cash and cash equivalents

The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

1. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware	3 years	Straight Line
Communication systems	5 years	Straight Line
Computer software	3 years	Straight Line
Furniture and fixtures	5 years	Straight Line
Equipment	3 years	Straight Line
Leasehold Improvement	Lease term	Straight Line

Expenditures for repairs and maintenance are charged to operations as incurred, while betterments and improvements are capitalized.

Stock based compensation

The Company complies with SFAS No. 123(R) "Accounting for Stock-Based Compensation (Revised)," which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award (with limited exceptions).

Income taxes

The Company files its Federal and state income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing broker

The Company maintains accounts with two clearing brokers. As part of the an agreement with these firms, the Company is required to maintain a $25,000 deposit with one clearing broker and $100,000 with another clearing broker.

2. Securities

Securities owned, at fair value

Securities owned consist of shares and stock purchase warrants received as fees for various private placement and restricted securities transactions. The total value of shares and warrants received in 2008 amounted to approximately $48,000. The Company has estimated the fair value of these shares and stock purchase warrants as of December 31, 2008 and has recorded an unrealized loss of approximately $280,000 relating to these securities.

2. Securities (continued)

Securities receivable, at fair value

Securities receivable consist of stock purchase warrants receivable for various private placement and restricted securities transaction. The Company has estimated the fair value of the stock purchase warrants as of December 31, 2008 and has recorded an unrealized loss of approximately $15,000 relating to these warrants.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Money market fund, included in cash and cash equivalent	$ 1,289,220	$ -	$ -	$ 1,289,220
Stocks on owned, at fair value	8,276			8,276
Warrants owned, at fair value		115,201		115,201
Total Securities owned, at fair value	8,276	115,201	-	123,477
Securities receivable, at fair value		47,356		47,356
	$ 1,297,496	$ 162,557	$ -	$ 1,460,053

4. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Computer hardware	$ 104,881
Communication systems	7,271
Computer software	50,650
Office equipment	140,616
Equipment	6,898
Leasehold improvements	543,743
	854,059
Less accumulated depreciation	53,739
	$ 800,320

5. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $3,774,000, which was approximately $3,419,000 in excess of its minimum requirement of approximately $355,000.

6. Income taxes

The provision for income taxes consists of the following:

Current	
Federal	$ 1,969,800
State and local	1,040,900
	3,010,700
Deferred	
Federal	(52,800)
State and local	(27,900)
	(80,700)
	$ 2,930,000

Deferred income taxes result from temporary differences related to the treatment of unrealized loss on securities for tax purposes and depreciation methods used for tax purposes, both of which result in a deferred tax asset of approximately $40,500, which is included in income taxes payable at December 31, 2008.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2009.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Stock based compensation

The Parent of the Company provides for the issuance of warrants to purchase common stock in the Parent. The granting of warrants is at the sole discretion of the Board of Directors. Warrant grants will have an exercise price not less than the fair market value at the date of grant. Generally, these warrants vest over a period of one to four years and expire between the fifth and seventh anniversary from the grant date, in accordance with each respective warrant agreement.

During the year ended December 31, 2008, the Company recognized compensation expense of approximately $57,500 relating to such warrant grants.

A summary of the status of the warrant attributable to the employees of the SecondMarket, Inc., in the Parent's Plan as of December 31, 2008, and changes during the year then ended, is presented below:

	Number of Warrants	Weighted average Exercise Price
Outstanding at beginning of year	699,330	$0.63
Granted	946,325	$0.68
Forfeited	(526,498)	$0.63
Outstanding at end of year	1,119,157	$0.67

During the year ended December 31, 2008, certain holders of warrants forfeited 526,498 of unvested warrants. No payments were made in exchange for the forfeited warrants.

The total compensation cost not yet recognized of approximately $98,000 (for non-vested awards) has a weighted average period of 36 months over which the compensation expense is expected to be recognized.

During the year ended December 31, 2008, no warrants were exercised.

At December 31, 2008 the 1,119,157 warrants were outstanding as follows:

Outstanding Warrants	Exercise Price	Percentage Vested at December 31, 2008	Approximately Remaining Life of Warrants (Years)
174,832	$ 0.60	100.00%	3.8
404,485	0.63	0.00%	6.0
364,840	0.63	0.00%	4.0
175,000	0.87	0.00%	5.0

9. Stock based compensation (continued)

The Company uses the Black-Scholes pricing model to determine the fair value of warrants grants made in 2008 and previously. The following assumptions were applied in determining compensation costs:

Risk-free interest rate	2.1 – 5.1 %
Expected option term	5-7 years
Expected price volatility	23 %
Dividend yield	0%

The grant date weighted-average fair value of the 946,325 warrant that were granted during 2008 was $0.12 per warrant.

10. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces certain of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. The Company is required to keep a minimum net capital of $250,000 in accordance with the clearing agreement with one of the clearing firms.

In addition, the receivable from clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $125,000.

11. Commitments and related party transactions

The Company has entered into a service agreement with the Parent, which expires on December 31, 2011, whereby the Parent is to provide various goods and services to the Company throughout the term of the agreement. The total expenses charged by the Parent for goods and services during 2008 amounted to approximately $6,235,000.

At December 31, 2008, the Company had fully paid its Parent for charges pursuant to this agreement.